Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Tuya (HK) Limited	Hong Kong
Tuya Smart Inc.	U.S.
Tuya Global Inc.	U.S.
Tuyasmart (Colombia) S.A.S	Colombia
Tuya GmbH	Germany
Tuya Japan Co., Ltd.	Japan
Tuyasmart (India) Private Limited	India
Hangzhou Tuya Information Technology Co., Ltd.	PRC
Zhejiang Tuya Smart Electronics Co., Ltd.	PRC
Tuya Smart Australia Pty Ltd	Australia